Law Office of BRIAN P. SIMON
______________________________________________
Attorneys at Law

September 30, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:   Jay Ingram
Edward Kelly

Re:	ABCO Energy, Inc.
Amendment 2 to Draft Registration Statement on Form S-1 Amendment No. 1 Submitted September 21, 2015 CIK No. 1300938 Commission File No. 377-010091

Dear Mr. Ingram and Mr. Kelly:

On behalf of our client, ABCO Energy, Inc. (“ABCO”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of ABCO’s Amendment No. 2 to its Registration Statement on Form S-1 (File No. 377-010091), marked to show changes to form Amendment No. 1 to its Registration Statement, filed with the Securities and Exchange Commission (the “Commission”) on September 21, 2015 (as amended, the “Registration Statement”).  As with the Draft Registration Statement filed on September 21, 2015, this filing is being made under the Form DRS (Draft Regulation Statement).

Amendment No. 2 is being filed in response to your letter dated September 28, 2015, setting forth the comments of the Commission’s staff (the “Staff”) regarding Amendment No. 1 to the Registration Statement (the “Comment Letter”).  This letter, which has also been filed electronically with the Commission, contains ABCO’s supplemental responses to the Staff’s comments.  The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

10633 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

Securities and Exchange Commission
September 30, 2015

Determination of Offering Price, page 15

1.
We note your response to comment 5 in our letter dated August 28, 2015 that you have eliminated all references to a fixed price per share for the primary and secondary offerings. Until your common stock is quoted on the OTC Bulletin Board, the price per share for the primary and secondary offerings must be fixed. Please revise the disclosures throughout the registration statement, including the plan of distribution section, to include a fixed price per share for the primary and secondary offerings, and ensure that the disclosures throughout the registration statement are consistent.

Response to Comment 1

Done as requested.

Selling Shareholders, page 21

2.
Refer to comment 1 in our letter dated August 28, 2015. The revised tabular disclosure indicates that 22,439,322 shares of common stock rather than 22,464,322 shares of common stock are being offered for sale by the selling shareholders. As requested previously, please reconcile disclosures throughout the registration statement on the number of shares of common stock being offered for sale by the selling shareholders, and ensure that the disclosures are consistent throughout the registration statement. Additionally, clarify on page 12 and elsewhere in the registration statement the number of shares of common stock that will be outstanding after the offering if all shares are sold. Further, ensure that the legal opinion filed as exhibit 5.1 states accurately the number of shares of common stock being offered for sale by the selling shareholders.

Response to Comment 2

The number of shares being sold by Terence Adams was incorrect and has been increased by 25,000 shares. In the selling shareholders’ Chart.  In addition, the number of shares to be sold has been increased by 750,000 by the inclusion in the Chart of shares to be sold by Adamas Funding, LLC, the Advisor to the Company with respect to the $3,000,000 Note transaction described under Interest of Management on page 29 of Amendment No. 2.   The number of shares to be sold by selling shareholders and the number of outstanding has been adjusted throughout to reflect these new 750,000 shares.

3.
Refer to comment 10 in our letter dated August 28, 2015. Please disclose the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with ABCO Energy, Inc. or any of its predecessors or affiliates. Alternatively, confirm that none of the selling shareholders has had within the past three years any position, office, or other material relationship with ABCO Energy, Inc. or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

10633 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

Securities and Exchange Commission
September 30, 2015

Response to Comment 3

The reference to page 29 in the Response to Comment 10 in our September 21, 2015 letter was wrong as the requested information was contained on page 31 of Amendment No. 1. It now can be found on the top of page 30 of Amendment No. 2.  Other than matters disclosed on page 30 of Amendment No. 2, no such relationships exist with any of the other selling shareholders.

Compliance with Section 16(a) of the Exchange Act, page 28

4.	Refer to comment 13 in our letter dated August 28, 2015. Please update the disclosure on compliance with Section 16(a) of the Exchange Act during the most recently completed fiscal year.

Response to Comment 4

The requested information has been up-dated to current status.  Messrs. O’Dowd and Marx expect to file their respective Forms 3 with the Commission within the next few days.

ABCO respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 2 as soon as possible.  We would like to go effective right after the conclusion of the Staff’s review of Amendment No. 2.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at (310) 855-3382, or to Larry Winters at (424) 228-5473.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON

Brian P. Simon
_______________________________
By Brian P. Simon

cc:  Charles O’Dowd, ABCO Energy, Inc.
       Michael Kelley, Esq., SEC Staff, Division of Corporation Finance

BPS:dm

10633 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408